[LETTERHEAD OF IMPAX LABORATORIES, INC.]
December 2, 2008
Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Impax Laboratories, Inc. Registration Statement on Form 10-12G, filed October 10, 2008 File No. 0-27354
Dear Mr. Riedler:
     In connection with responding to the comments raised in the staff’s letter, dated November 7, 2008, Impax Laboratories, Inc. (the “Company”) acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Arthur A. Koch
Arthur A. Koch, Jr.
Senior Vice President, Finance, and Chief Financial Officer

cc:	Daniel Greenspan
Suzanne Hayes
Mary Mast
Jim Peklenk